UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 42)*

Coca-Cola Bottling Co. Consolidated

(Name of Issuer)

Common Stock, Par Value $1.00 Per Share

(Title and Class of Securities)

191098102

(CUSIP Number)

Bernhard Goepelt

Senior Vice President, General Counsel and Chief Legal Counsel

The Coca-Cola Company

One Coca-Cola Plaza

Atlanta, Georgia 30313

(404) 676-2121

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

September 1, 2016

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(continued on following pages)

SCHEDULE 13D/A

CUSIP No. - 191098102

1	NAME OF REPORTING PERSON
THE COCA-COLA COMPANY
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐
(b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS*
OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
State of Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,482,165
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,482,165
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,482,165
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 34.76%
14	TYPE OF REPORTING PERSON* CO

*SEE INSTRUCTIONS BEFORE FILLING OUT

2

SCHEDULE 13D/A

CUSIP No. - 191098102

1	NAME OF REPORTING PERSON
THE COCA-COLA TRADING COMPANY LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐
(b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS*
OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
State of Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,482,165
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,482,165
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,482,165
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 34.76%
14	TYPE OF REPORTING PERSON* OO

*SEE INSTRUCTIONS BEFORE FILLING OUT

3

SCHEDULE 13D/A

CUSIP No. - 191098102

1	NAME OF REPORTING PERSON
COCA-COLA OASIS LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐
(b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS*
OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
State of Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,482,165
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,482,165
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,482,165
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 34.76%
14	TYPE OF REPORTING PERSON* OO

*SEE INSTRUCTIONS BEFORE FILLING OUT

4

SCHEDULE 13D/A

CUSIP No. - 191098102

1	NAME OF REPORTING PERSON
CAROLINA COCA-COLA BOTTLING INVESTMENTS, INC.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐
(b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS*
OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
State of Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,482,165
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,482,165
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,482,165
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 34.76%
14	TYPE OF REPORTING PERSON* CO

*SEE INSTRUCTIONS BEFORE FILLING OUT

5

This Amendment No. 42 amends and supplements the original Schedule 13D filed on May 18, 1987 by The Coca-Cola Company, as amended by Amendments 1 through 41 (the “Schedule 13D”).  Terms used herein and not otherwise defined shall have the meanings given such terms in the Schedule 13D.

Item 4.    Purpose of the Transaction

Item 4 is hereby amended and supplemented as follows:

Distribution Asset Purchase Agreement. On September 1, 2016, Coca-Cola Bottling Co. Consolidated (“Coke Consolidated”) and Coca-Cola Refreshments USA, Inc. (“CCR”), a wholly-owned subsidiary of The Coca-Cola Company, entered into an asset purchase agreement (the “September 2016 Distribution APA”), regarding Coke Consolidated’s acquisition of assets used primarily by CCR in the distribution, promotion, marketing and sale of beverage products owned and licensed by The Coca-Cola Company and of cross-licensed brands (as defined below) in territories located in central and southern Ohio, northern Kentucky, large portions of Indiana and parts of Illinois and West Virginia that are currently served by CCR (the “September 2016 Distribution APA Territories”). The four transactions contemplated by the September 2016 Distribution APA (the “September 2016 Distribution APA Territory Transactions”) include the second phase of the proposed franchise territory expansion described in the non-binding letter of intent entered into by Coke Consolidated and The Coca-Cola Company on May 12, 2015 (the “May 2015 LOI”), as described in Coke Consolidated’s Current Report on Form 8-K filed with the Securities and Exchange Commission (the “SEC”) on May 13, 2015 and filed as Exhibit 99.1 thereto, as well as a portion of the proposed franchise territory expansion described in the non-binding letter of intent entered into by Coke Consolidated and The Coca-Cola Company on June 14, 2016 (the “June 2016 LOI”), as described in Coke Consolidated’s Current Report on Form 8-K filed with the SEC on June 16, 2016 and filed as Exhibit 99.2 thereto (the “June 2016 Form 8-K”).

Pursuant to the September 2016 Distribution APA, Coke Consolidated will purchase from CCR in a series of four territory expansion transactions (i) certain rights relating to the distribution, promotion, marketing and sale of certain beverage brands not owned or licensed by
The Coca-Cola Company (“cross-licensed brands”) but currently distributed by CCR in the September 2016 Distribution APA Territories and (ii) certain assets related to the distribution, promotion, marketing and sale of both The Coca-Cola Company beverage brands and cross-licensed brands currently distributed by CCR in the September 2016 Distribution APA Territories (the business currently conducted by CCR in the September 2016 Distribution APA Territories using such assets is referred to as the “Distribution Business”) and assume certain liabilities and obligations of CCR relating to the Distribution Business. Subject in each case to certain adjustments as set forth in the September 2016 Distribution APA, the aggregate purchase price for the transferred assets is approximately $149.8 million, provided that the base purchase price amount to be paid by Coke Consolidated in cash after deducting the value of certain retained assets and retained liabilities is approximately $112.7 million.

The September 2016 Distribution APA includes customary representations, warranties, covenants and agreements, including, among other things, covenants of CCR regarding the conduct of the Distribution Business prior to the closing of the September 2016 Distribution APA Territory Transactions. The representations and warranties of Coke Consolidated and CCR as applicable to each transaction will survive for 18 months following the applicable transaction closing date under the September 2016 Distribution APA, except that the representations and warranties of Coke Consolidated and CCR relating to incorporation, authority, no conflicts, CCR’s title to the transferred assets and broker fees will not expire, the representations and warranties of CCR with respect to environmental matters will survive for five years following the applicable transaction closing date and the representations and warranties of CCR with respect to employee benefits matters and tax matters will survive for three years following the applicable transaction closing date. CCR is obligated to indemnify Coke Consolidated, among other matters, with respect to inaccuracies or breaches of representations or warranties (subject to certain customary limitations), breaches of covenants and liabilities retained by CCR. Coke Consolidated is obligated to indemnify CCR with respect to inaccuracies or breaches of representations or warranties, breaches of covenants, the ownership, operation or use of the transferred assets or the operations of the Distribution Business after the closing and certain liabilities assumed by Coke Consolidated.

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The September 2016 Distribution APA contains customary termination rights for both Coke Consolidated and CCR, including (i) the right of each party to terminate if all transactions contemplated by the September 2016 Distribution APA have not closed by December 31, 2017 and (ii) the right of Coke Consolidated to terminate (subject to certain conditions) if any matters disclosed by amendments or supplements to the disclosure schedules delivered by CCR would (absent such amendments or supplements) cause the applicable closing condition related to the bring-down of the representations and warranties by CCR in the September 2016 Distribution APA no longer to be met.

Consummation of the transactions contemplated by the September 2016 Distribution APA at each closing thereunder is subject to a number of conditions precedent and future events occurring, including, among others: (i) the absence of any law or governmental order precluding the consummation of the transactions contemplated by the September 2016 Distribution APA and the absence of any governmental proceeding seeking such an order, (ii) the receipt of any required governmental consents, (iii) the expiration or termination of any waiting period applicable to the consummation of the transactions contemplated by the September 2016 Distribution APA under the Hart-Scott-Rodino Act, if applicable to the transactions, (iv) the receipt and delivery by CCR of certain third party consents, (v) with respect to the initial closing only, agreement upon matters related to the financial methodology underlying certain financial information about the Distribution Business, (vi) agreement upon matters related to the age and condition of certain fleet assets and vending equipment to be transferred at the closing, (vii) with respect to the initial closing only, the simultaneous acquisition by Coke Consolidated of the regional manufacturing facility located in Cincinnati, Ohio pursuant to the September 2016 Manufacturing APA (as described below), (viii) with respect to the second interim closing only, the simultaneous acquisition by Coke Consolidated of the regional manufacturing facility located in Indianapolis, Indiana pursuant to the September 2016 Manufacturing APA, (ix) the execution of an Initial CBA with respect to the Distribution Business or, with respect to the final closing, the Final CBA (each as described below), (x) no material adverse effect shall have occurred with respect to the applicable portion of the Distribution Business, (xi) the continued accuracy of the representations and warranties given by CCR and Coke Consolidated (subject to certain qualifications), (xii) with respect to the final closing only, the execution of a Final RMA (as described below), and (xiii) the execution of certain agreements or other documents with respect to the Distribution Business regarding (A) employee matters, (B) with respect to the initial closing only, the supply of finished goods by CCR to Coke Consolidated, (C) transition services to be provided by CCR to Coke Consolidated (if necessary), and (D)  the delivery by The Coca-Cola Company of confirmation of certain marketing funding support arrangements.

Pursuant to the September 2016 Distribution APA, Coke Consolidated and CCR have also agreed to use their reasonable good faith efforts to (i) mutually agree upon one or more legally binding agreements with respect to Coke Consolidated’s economic participation in the existing U.S. national food service and warehouse juice businesses of The Coca-Cola Company and its applicable affiliates, on commercially reasonable terms and conditions to be negotiated in good faith by Coke Consolidated and CCR, and (ii) reach alignment on the key business principles of Coke Consolidated’s economic participation in all future non-direct store delivery products or business models of
The Coca-Cola Company and its applicable affiliates, including all future beverages, beverage components, and other beverage products distributed by means other than direct store delivery. However, Coke Consolidated and CCR have agreed that neither the execution of agreements regarding any such economic participation nor reaching alignment on such key business principles is a condition to any closing under the September 2016 Distribution APA.

7

Comprehensive Beverage Agreements. It is a condition to each closing under the September 2016 Distribution APA that Coke Consolidated and CCR enter into a comprehensive beverage agreement with respect to the portion of the September 2016 Distribution APA Territories that is the subject of such closing, pursuant to which CCR will grant Coke Consolidated exclusive rights to distribute, promote, market and sell the Covered Beverages and Related Products distinguished by the Trademarks (as those terms are defined in the comprehensive beverage agreement) in such September 2016 Distribution APA Territories. Covered Beverages and Related Products include certain brands of The Coca-Cola Company but do not include cross-licensed brands.

The initial closing and any interim closings under the September 2016 Distribution APA are conditioned upon the execution of an initial comprehensive beverage agreement (the “Initial CBA”) which is in substantially the same form as the comprehensive beverage agreement currently in effect in the territories that Coke Consolidated previously acquired from CCR, a copy of which was filed as Exhibit 10.1 to Coke Consolidated’s Quarterly Report on Form 10-Q filed with the SEC on August 8, 2014 (as amended by the Amendment to Comprehensive Beverage Agreement filed as Exhibit 10.1 to Coke Consolidated’s Quarterly Report on Form 10-Q filed with the SEC on August 7, 2015). Each Initial CBA will have a term of ten years and be renewable by Coke Consolidated indefinitely for successive additional terms of ten years each unless earlier terminated as provided therein. Under each Initial CBA, Coke Consolidated will make a quarterly sub-bottling payment to CCR on a continuing basis for the grant of exclusive rights to distribute, promote, market and sell the Covered Beverages and Related Products in the applicable September 2016 Distribution APA Territories. The quarterly sub-bottling payment will be based on sales of certain beverages and beverage products that are sold under the same trademarks that identify a Covered Beverage, Related Product or certain cross-licensed brands. The grant of exclusive territory rights pursuant to each Initial CBA will not include the right to produce the Covered Beverages or the Related Products nor will any production facilities be transferred pursuant to the September 2016 Distribution APA.

The final closing under the September 2016 Distribution APA is conditioned upon the execution of a final comprehensive beverage agreement (the “Final CBA” and, together with the Initial CBAs, the “CBAs”), as described in Coke Consolidated’s Current Report on
Form 8-K filed with the SEC on September 28, 2015 (the “September 2015 Form 8-K”). The Final CBA is similar to the Initial CBA in many respects, but will include certain modifications and several new business, operational, governance and sale process provisions, including the need to obtain The Coca-Cola Company’s prior approval of a potential purchaser of Coke Consolidated or its aggregate businesses directly and primarily related to the marketing, promotion, distribution and sale of certain beverages of The Coca-Cola Company. The Coca-Cola Company will also have the right to terminate the Final CBA in the event of an uncured default by Coke Consolidated. Pursuant to a territory conversion agreement entered into with CCR and The Coca-Cola Company in September 2015 (as amended by the First Amendment to Territory Conversion Agreement filed as Exhibit 10.47 to Coke Consolidated’s Annual Report on Form 10-K filed with the SEC on March 18, 2016, the “Territory Conversion Agreement”), each of Coke Consolidated’s Initial CBAs with CCR and The Coca-Cola Company (including Initial CBAs entered into pursuant to the September 2016 Distribution APA) and each of Coke Consolidated’s existing bottling agreements for The Coca-Cola Company beverage brands (subject to limited exceptions as described in the Territory Conversion Agreement) will also convert to a Final CBA at or before the final closing under the September 2016 Distribution APA, as described in the September 2015 Form 8-K. A form of the Final CBA was filed with the September 2015 Form 8-K as Exhibit 1.1 to the Territory Conversion Agreement.

8

The final closing under the September 2016 Distribution APA is also conditioned upon the execution of a final regional manufacturing agreement (the “Final RMA”), as described in Coke Consolidated’s Current Report on Form 8-K filed with the SEC on May 5, 2016 (the “May 2016 Form 8-K”). While the Final RMA has terms similar to the Initial RMA (as defined below) in many respects, under the Final RMA, Coke Consolidated’s aggregate business directly and primarily related to the manufacture of Authorized Covered Beverages, permitted cross-licensed brands and other beverages and beverage products for The Coca-Cola Company will be subject to the same agreed upon sale process provisions included in the Final CBA, which include the need to obtain The Coca-Cola Company’s prior approval of a potential purchaser of such manufacturing business. The Coca-Cola Company will also have the right to terminate the Final RMA in the event of an uncured default by Coke Consolidated. Pursuant to the terms of the Initial RMAs, each of Coke Consolidated’s Initial RMAs with The Coca-Cola Company (including Initial RMAs entered into pursuant to the September 2016 Manufacturing APA) will also convert to a Final RMA concurrent with the conversion of Coke Consolidated’s Initial CBAs and other bottling agreements to the Final CBA as described above. A form of the Final RMA was filed with the May 2016 Form 8-K as Schedule 9.4 to the Initial RMA.

Manufacturing Asset Purchase Agreement. Concurrent with their execution of the September 2016 Distribution APA, on September 1, 2016, Coke Consolidated and CCR entered into a definitive purchase and sale agreement (the “September 2016 Manufacturing APA”), pursuant to which CCR will sell to Coke Consolidated three regional manufacturing facilities located in Cincinnati, Ohio, Indianapolis, Indiana and Portland, Indiana (the “September 2016 Manufacturing APA Facilities”) and related manufacturing assets (collectively, the “September 2016 Manufacturing APA Assets”) in a series of transactions (the “September 2016 Manufacturing APA Transactions”) as Coke Consolidated continues to expand its role as a regional producing bottler in The Coca-Cola Company’s national product supply system. The September 2016 Manufacturing APA Transactions are the second phase of the proposed manufacturing asset acquisitions described in the non-binding letter of intent entered into by Coke Consolidated and The Coca-Cola Company on September 23, 2015 (the “September 2015 LOI”) and described in the September 2015 Form 8-K.

Pursuant to the September 2016 Manufacturing APA, Coke Consolidated will purchase from CCR in a series of transactions the September 2016 Manufacturing APA Assets that currently help serve the September 2016 Distribution APA Territories (the business currently conducted by CCR at the September 2016 Manufacturing APA Facilities is referred to as the “Manufacturing Business”). Coke Consolidated will also assume certain liabilities and obligations of CCR relating to the Manufacturing Business. Subject in each case to certain adjustments as set forth in the September 2016 Manufacturing APA, the aggregate purchase price for the September 2016 Manufacturing APA Assets is approximately $108.0 million, provided that the base purchase price amount to be paid by Coke Consolidated in cash after adjusting for the value of certain retained assets and retained liabilities is approximately $149.6 million.

The September 2016 Manufacturing APA includes customary representations, warranties, covenants and agreements, including, among other things, covenants of CCR regarding the Manufacturing Business conducted at an September 2016 Manufacturing APA Facility prior to the closing of the applicable September 2016 Manufacturing APA Transaction. The representations and warranties of Coke Consolidated and CCR as applicable to each transaction will survive for 18 months following the applicable transaction closing date under the September 2016 Manufacturing APA, except that the representations and warranties of Coke Consolidated and CCR relating to incorporation, authority, no conflicts, CCR’s title to the transferred assets and broker fees will not expire, the representations and warranties of CCR with respect to environmental matters will survive for five years following the applicable transaction closing date and the representations and warranties of CCR with respect to employee benefits matters and tax matters will survive for three years following the applicable transaction closing date. CCR is obligated to indemnify Coke Consolidated with respect to inaccuracies or breaches of representations or warranties (subject to certain customary limitations), breaches of covenants and liabilities retained by CCR. Coke Consolidated is obligated to indemnify CCR with respect to inaccuracies or breaches of representations or warranties, breaches of covenants, the ownership, operation or use of the transferred assets or the operation of the Manufacturing Business after the closing and certain liabilities assumed by Coke Consolidated.

9

The September 2016 Manufacturing APA also contains customary termination rights for both Coke Consolidated and CCR, including (i) the right of each party to terminate if all transactions contemplated by the September 2016 Manufacturing APA have not closed by December 31, 2017 and (ii) the right of Coke Consolidated to terminate (subject to certain conditions) if any matters disclosed by amendments or supplements to the disclosure schedules delivered by CCR would (absent such amendments or supplements) cause the applicable closing condition related to the bring-down of the representations and warranties by CCR in the September 2016 Manufacturing APA to no longer be met.

Consummation of the transactions contemplated by the September 2016 Manufacturing APA at each closing thereunder is subject to a number of conditions precedent and future events occurring, including, among others: (i) the absence of any law or governmental order precluding the consummation of the transactions contemplated by the September 2016 Manufacturing APA and the absence of any governmental proceeding seeking such an order, (ii) the receipt of any required governmental consents, (iii) the expiration or termination of any waiting period applicable to the consummation of the transactions contemplated by the September 2016 Manufacturing APA under the Hart-Scott-Rodino Act, if applicable to the transactions, (iv) the receipt and delivery by CCR of certain third party consents, (v) with respect to the initial closing only, agreement upon matters related to the financial methodology underlying certain financial information about the Manufacturing Business, (vi) agreement upon matters related to the age and condition of certain fleet assets included in the September 2016 Manufacturing APA Assets to be transferred at each closing, (vii) the execution of a supply agreement between Coke Consolidated and CCR pursuant to which Coke Consolidated will continue to supply to CCR those products manufactured, produced and packaged at the applicable September 2016 Manufacturing APA Facility for CCR prior to the applicable closing, (viii) Coke Consolidated’s acquisition of the exclusive rights to market, promote, distribute and sell Covered Beverages and Related Products in the principal portions of the September 2016 Distribution APA Territories that are served by the applicable September 2016 Manufacturing APA Facility, (ix) the execution of an Initial RMA (as described below) with respect to the portion of the Manufacturing Business conducted at the applicable September 2016 Manufacturing APA Facility, (x) no material adverse effect shall have occurred with respect to the applicable portion of the Manufacturing Business, (xi) the continued accuracy of the representations and warranties given by CCR and Coke Consolidated (subject to certain qualifications), and (xii) the execution of certain agreements or other documents with respect to the Manufacturing Business regarding (A) employee matters and (B) transition services to be provided by CCR to Coke Consolidated (if necessary).

Regional Manufacturing Agreements. It is a condition to each closing under the September 2016 Manufacturing APA that Coke Consolidated and CCR enter into a regional manufacturing agreement pursuant to which The Coca-Cola Company will grant Coke Consolidated the rights to manufacture, produce and package Authorized Covered Beverages (as defined in such regional manufacturing agreements) at the applicable September 2016 Manufacturing APA Facilities for distribution by Coke Consolidated for its own account in accordance with CBAs between Coke Consolidated, The Coca-Cola Company and CCR and for sale by Coke Consolidated to certain other U.S. Coca-Cola bottlers and to Coca-Cola North America in accordance with these regional manufacturing agreements.

10

Each closing under the September 2016 Manufacturing APA is conditioned upon the execution of an initial regional manufacturing agreement (the “Initial RMA”) which is in substantially the same form as the regional manufacturing agreement currently in effect for the regional manufacturing facilities that Coke Consolidated previously acquired from CCR, a copy of which was filed as Exhibit 10.1 to the May 2016 Form 8-K. Subject to the right of The Coca-Cola Company to terminate the Initial RMA in the event of an uncured default by Coke Consolidated, the Initial RMA has a term that continues for the duration of the term of Coke Consolidated’s CBAs with The Coca-Cola Company and CCR. Other than Authorized Covered Beverages, certain cross-licensed brands that Coke Consolidated is permitted to distribute under its CBAs, and certain other expressly permitted existing cross-licensed brands, the Initial RMA provides that Coke Consolidated will not manufacture at the September 2016 Manufacturing APA Facilities any Beverages, Beverage Components (as such terms are defined in the Initial RMA) or other beverage products unless otherwise consented to by The Coca-Cola Company. As described above under “Comprehensive Beverage Agreements”, each of Coke Consolidated’s Initial RMAs with The Coca-Cola Company will convert to a Final RMA in the future pursuant to the terms of such Initial RMAs.

The foregoing descriptions of the September 2016 Distribution APA and the September 2016 Manufacturing APA are only summaries and are qualified in their entirety by reference to the full text of such agreements and all exhibits thereto, which are filed as Exhibit 99.2 and Exhibit 99.3, respectively, to this Amendment No. 42 to the Schedule 13D and incorporated herein by reference. The September 2016 Distribution APA and the September 2016 Manufacturing APA, including any exhibits to these agreements, have been included to provide investors with information regarding their terms. There are representations and warranties contained in these agreements which were made by the respective parties to each other as of specific dates. The assertions embodied in these representations and warranties were made solely for purposes of each such agreement and may be subject to important qualifications and limitations agreed to by the respective parties in connection with negotiating their terms (including qualification by disclosures that are not necessarily reflected in these agreements). Moreover, certain representations and warranties may not be accurate or complete as of any specified date because they are subject to a contractual standard of materiality that is different from certain standards generally applicable to stockholders or were used for the purpose of allocating risk between the respective parties rather than establishing matters as facts. Based upon the foregoing reasons, you should not rely on the representations and warranties as statements of factual information. In addition, information concerning the subject matter of the representations and warranties may change after the date of each such agreement, which subsequent information may or may not be reflected in the public disclosures of the parties. Investors should read the September 2016 Distribution APA and the September 2016 Manufacturing APA, as well as all exhibits to these agreements, together with the other information concerning Coke Consolidated, The Coca-Cola Company and CCR that each company or its affiliates publicly files in reports and statements with the SEC.

Item 5. Interest in Securities of the Issuer

Item 5 is hereby amended and restated as follows:

As of the date of this report, each Reporting Person may be deemed to have beneficial ownership (within the meaning of Rule 13d-3 under the Act) and shared power to vote or direct the vote of the amounts of Common Stock, par value $1.00, of Coke Consolidated (the “Common Stock”) listed below and may be deemed to constitute a “group” under Section 13(d) of the Act.

Number of shares of Common Stock as to which The Coca-Cola Company has:

(i)	sole power to vote or direct the vote: 0
(ii)	shared power to vote or to direct the vote: 2,482,165
(iii)	the sole power to dispose of or to direct the disposition of: 0
(iv)	shared power to dispose of or to direct the disposition of: 2,482,165

11

Number of shares of Common Stock as to which The Coca-Cola Trading Company LLC has:

(i)	sole power to vote or direct the vote: 0
(ii)	shared power to vote or to direct the vote: 2,482,165
(iii)	sole power to dispose of or to direct the disposition of: 0
(iv)	shared power to dispose of or to direct the disposition of: 2,482,165

Number of shares of Common Stock as to which Coca-Cola Oasis LLC has:

(i)	sole power to vote or direct the vote: 0
(ii)	shared power to vote or to direct the vote: 2,482,165
(iii)	sole power to dispose of or to direct the disposition of: 0
(iv)	shared power to dispose of or to direct the disposition of: 2,482,165

Number of shares as to which Carolina Coca-Cola Bottling Investments, Inc. has:

(i)	sole power to vote or direct the vote: 0
(ii)	shared power to vote or to direct the vote: 2,482,165
(iii)	sole power to dispose of or to direct the disposition of: 0
(iv)	shared power to dispose of or to direct the disposition of: 2,482,165

The Reporting Persons beneficially own 34.76% of the outstanding shares of Common Stock based upon 7,141,447 shares of Common Stock outstanding on August 5, 2016.

Item 7.    Material to be Filed as Exhibits

Exhibit	Name	Incorporated By Reference To

Exhibit 99.1	Directors, Officers and Managers of the Reporting Persons	Filed herewith

Exhibit 99.2	Distribution Asset Purchase Agreement, dated September 1, 2016, by and between Coca-Cola Refreshments USA, Inc. and Coca-Cola Bottling Co. Consolidated.	Exhibit 2.1 of Coca-Cola Bottling Co. Consolidated’s Current Report on Form 8-K filed on September 6, 2016

Exhibit 99.3	Manufacturing Asset Purchase Agreement, dated September 1, 2016, by and between Coca-Cola Refreshments USA, Inc. and Coca-Cola Bottling Co. Consolidated.	Exhibit 2.2 of Coca-Cola Bottling Co. Consolidated’s Current Report on Form 8-K filed on September 6, 2016

12

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

THE COCA-COLA COMPANY

	By:	/s/ Bernhard Goepelt
	Name:	Bernhard Goepelt
Date: September 6, 2016	Title:	Senior Vice President, General Counsel and Chief Legal Counsel

THE COCA-COLA TRADING COMPANY LLC

	By:	/s/ Robert J. Jordan, Jr.
	Name:	Robert J. Jordan, Jr.
Date: September 6, 2016	Title:	Vice President, General Tax Counsel and Manager

COCA-COLA OASIS LLC

	By:	/s/ Robert J. Jordan, Jr.
	Name:	Robert J. Jordan, Jr.
Date: September 6, 2016	Title:	Vice President, General Tax Counsel and Manager

CAROLINA COCA-COLA BOTTLING INVESTMENTS, INC.

	By:	/s/ Robert J. Jordan, Jr.
	Name:	Robert J. Jordan, Jr.
Date: September 6, 2016	Title:	Vice President, General Tax Counsel and Director

Exhibit Index

Exhibit	Name	Incorporated By Reference To

Exhibit 99.1	Directors, Officers and Managers of the Reporting Persons	Filed herewith

Exhibit 99.2	Distribution Asset Purchase Agreement, dated September 1, 2016, by and between Coca-Cola Refreshments USA, Inc. and Coca-Cola Bottling Co. Consolidated.	Exhibit 2.1 of Coca-Cola Bottling Co. Consolidated’s Current Report on Form 8-K filed on September 6, 2016

Exhibit 99.3	Manufacturing Asset Purchase Agreement, dated September 1, 2016, by and between Coca-Cola Refreshments USA, Inc. and Coca-Cola Bottling Co. Consolidated.	Exhibit 2.2 of Coca-Cola Bottling Co. Consolidated’s Current Report on Form 8-K filed on September 6, 2016